UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment #5

Under the Securities Exchange Act of 1934

THE GOLDFIELD CORPORATION

(Name of Issuer)

COMMON STOCK, $.10 par value

(Title of Class of Securities)

381370105

(CUSIP Number)

Ellbar Partners Management, LLC

15 E. 5th Street, Suite 3200

Tulsa, Oklahoma 74103

(918) 796-3134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Boston Avenue Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 1,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 1,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Yorktown Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 1,000,000
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 1,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Ellbar Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 2,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Stephen J. Heyman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 2,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON James F. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 2,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Robert S. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 2,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON David M. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 2,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Thomas A. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 2,094,944
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,094,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,944
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on May 18, 2007, as amended on September 5, 2007, October 16, 2007, February 7, 2007, and July 22, 2013, is hereby amended and restated in its entirety by this Amendment No. 5.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.10 par value (the “Common Stock”) of The Goldfield Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1684 West Hibiscus Blvd., Melbourne, Florida 32901.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Boston Avenue Capital LLC (“Boston”)

•	Yorktown Avenue Capital, LLC (“Yorktown”)

•	Ellbar Partners Management, LLC (“EPM”)

•	Stephen J. Heyman

•	James F. Adelson

•	Robert S. Adelson

•	David M. Adelson

•	Thomas A. Adelson

EPM is the sole Manager of Boston and Yorktown. Stephen J. Heyman, James F. Adelson, Robert S. Adelson, David M. Adelson and Thomas A. Adelson are the joint managers of EPM.

EPM, Stephen J. Heyman, James F. Adelson, Robert S. Adelson, David M. Adelson and Thomas A. Adelson may each exercise voting and dispositive power over the Common Stock held by Boston and Yorktown, and as a result, may be deemed to be indirect beneficial owners of the shares of Common Stock held by Boston and Yorktown.

(b) The principal business address for Boston, Yorktown, EPM, and David M. Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address for Stephen J. Heyman and James F. Adelson is 15 East 5th Street, Suite 3300, Tulsa, Oklahoma 74103. The principal business address for Robert S. Adelson is 50 Monument Road, Suite 201, Bala Cynwyd, Pennsylvania 19004. The principal business address for Thomas A. Adelson is 1850 S. Boulder, Suite 100S, Tulsa, Oklahoma 74119.

(c) The principal business of Boston and Yorktown is investing in securities. The principal business of EPM is providing management and administrative services to its various affiliated entities, including Boston and Yorktown. The principal occupation of Stephen J. Heyman and James F. Adelson is independent oil and gas exploration and development. The principal occupation of Robert S. Adelson is venture capital. The principal occupation of David M. Adelson is physician. The principal occupation of Thomas A. Adelson is Manager, Viridian Ventures, Tulsa, Oklahoma.

(d), (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Boston, Yorktown and EPM are Oklahoma limited liability companies. Stephen J. Heyman, James F. Adelson, Robert S. Adelson, David M. Adelson and Thomas A. Adelson are U.S. citizens.

CUSIP NO. 381370105	SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, Boston and Yorktown have invested $3,222,503 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston and Yorktown.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) According to the Issuer’s most recent Form 10-K filed March 30, 2015, there were 25,451,354 shares of Common Stock issued and outstanding as of March 23, 2015. Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 1,094,944 shares of Common Stock (approximately 4.3%) and Yorktown directly owns 1,000,000 shares of Common Stock (approximately 3.9%) of the Issuer. EPM, Stephen J. Heyman, James F. Adelson, Robert S. Adelson, David M. Adelson and Thomas A. Adelson may also be deemed to beneficially own the 2,094,944 shares of Common Stock (approximately 8.2%) held by Boston and Yorktown.

EPM, Stephen J. Heyman, James F. Adelson, Robert S. Adelson, David M. Adelson and Thomas A. Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.

(c) Schedule A attached hereto lists all sales of the Common Stock by Boston and Yorktown since the date of the last filing.

(d) Not applicable.

(e) On February 20, 2015, Boston ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP NO. 381370105	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

CUSIP NO. 381370105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2015

BOSTON AVENUE CAPITAL LLC

By:	Ellbar Partners Management, LLC Its Manager

	By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

YORKTOWN AVENUE CAPITAL, LLC

By:	Ellbar Partners Management, LLC Its Manager

	By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

ELLBAR PARTNERS MANAGEMENT, LLC

By:	/s/ James F. Adelson
James F. Adelson, Manager

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson

/s/ Robert S. Adelson
Robert S. Adelson

/s/David M. Adelson
David M. Adelson

/s/ Thomas A. Adelson
Thomas A. Adelson

CUSIP NO. 381370105	SCHEDULE 13D

SCHEDULE A

Transactions in Common Stock since the date of the last filing

Name of Reporting Person	Date of Transaction	Type of Transaction	Number of Shares Sold	Price Per Share
Boston	11-20-2014	Open Market Sale	115,400	$2.20
Boston	11-20-2014	Open Market Sale	1,400	$2.205
Boston	11-20-2014	Open Market Sale	1,000	$2.22
Boston	11-20-2014	Open Market Sale	8,117	$2.23
Boston	11-20-2014	Open Market Sale	6,033	$2.24
Boston	11-20-2014	Open Market Sale	68,050	$2.25
Yorktown	11-20-2014	Open Market Sale	54,795	$2.25
Yorktown	11-20-2014	Open Market Sale	1,700	$2.255
Yorktown	11-20-2014	Open Market Sale	1,392	$2.26
Yorktown	11-20-2014	Open Market Sale	1,900	$2.27
Yorktown	11-20-2014	Open Market Sale	3,200	$2.28
Yorktown	11-20-2014	Open Market Sale	1,389	$2.29
Yorktown	11-20-2014	Open Market Sale	200	$2.299
Yorktown	11-20-2014	Open Market Sale	3,800	$2.30
Yorktown	11-20-2014	Open Market Sale	1,400	$2.31
Boston	11-21-2014	Open Market Sale	30,075	$2.20
Yorktown	11-21-2014	Open Market Sale	1,928	$2.205
Yorktown	11-21-2014	Open Market Sale	300	$2.208
Yorktown	11-21-2014	Open Market Sale	20,750	$2.21
Boston	11-21-2014	Open Market Sale	500	$2.2125
Boston	11-21-2014	Open Market Sale	8,300	$2.215
Boston	11-21-2014	Open Market Sale	300	$2.216
Yorktown	11-21-2014	Open Market Sale	36,289	$2.22
Boston	11-21-2014	Open Market Sale	4,735	$2.225
Boston	11-21-2014	Open Market Sale	5,450	$2.23
Boston	11-21-2014	Open Market Sale	640	$2.235
Yorktown	11-21-2014	Open Market Sale	260	$2.235
Yorktown	11-21-2014	Open Market Sale	3,637	$2.24
Yorktown	11-21-2014	Open Market Sale	2,300	$2.245
Yorktown	11-21-2014	Open Market Sale	15,450	$2.25
Yorktown	11-21-2014	Open Market Sale	1,100	$2.26
Yorktown	11-21-2014	Open Market Sale	100	$2.266
Yorktown	11-21-2014	Open Market Sale	1,019	$2.27
Yorktown	11-21-2014	Open Market Sale	16,367	$2.28
Yorktown	11-21-2014	Open Market Sale	500	$2.285
Boston	11-24-2014	Open Market Sale	5,646	$2.23
Yorktown	11-24-2014	Open Market Sale	16,774	$2.23
Boston	11-24-2014	Open Market Sale	16,100	$2.24
Boston	11-24-2014	Open Market Sale	3,394	$2.25
Boston	11-25-2014	Open Market Sale	897	$2.20
Boston	11-25-2014	Open Market Sale	1,400	$2.21
Boston	11-25-2014	Open Market Sale	22,176	$2.24
Boston	11-25-2014	Open Market Sale	5,527	$2.25
Boston	12-08-2014	Private Sale	200,000	$2.17
Boston	02-18-2015	Open Market Sale	29,608	$2.59
Boston	02-19-2015	Open Market Sale	29,730	$2.58
Boston	02-20-2015	Open Market Sale	39,861	$2.56
Boston	02-24-2015	Open Market Sale	4,306	$2.52
Boston	03-06-2015	Open Market Sale	7,274	$2.48
Boston	03-09-2015	Open Market Sale	28,550	$2.56
Boston	03-11-2015	Open Market Sale	12,647	$2.52
Boston	03-12-2015	Open Market Sale	35,194	$2.56
Boston	03-13-2015	Open Market Sale	12,830	$2.54
Boston	03-17-2015	Open Market Sale	18,992	$2.54
Boston	03-18-2015	Open Market Sale	14,978	$2.55
Boston	03-19-2015	Open Market Sale	16,030	$2.58

CUSIP NO. 381370105	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: April 1, 2015

BOSTON AVENUE CAPITAL LLC

By:	Ellbar Partners Management, LLC
	Its Manager		/s/ Stephen J. Heyman
Stephen J. Heyman

	By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager
/s/ James F. Adelson
James F. Adelson

YORKTOWN AVENUE CAPITAL, LLC

By:	Ellbar Partners Management, LLC
	Its Manager		/s/ Robert S. Adelson
Robert S. Adelson

	By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager
/s/ David M. Adelson
David M. Adelson

ELLBAR PARTNERS MANAGEMENT, LLC

By:	/s/ James F. Adelson		/s/ Thomas A. Adelson
	James F. Adelson, Manager		Thomas A. Adelson